VIA EDGAR

March 24, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Re:	Atlantic American Corporation Form 10-K for fiscal year ended December 31, 2007 Filed March 31, 2008 File No. 0-03722

Dear Mr. Rosenberg:

        On behalf of Atlantic American Corporation (“we” or the “Company”), as communicated in our letter of March 16, 2009 and as discussed with Mr. Frank Wyman on January 15, 2009, we are providing to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in advance of filing with the Commission our currently proposed draft 2008 Form 10-K (the "2008 Form 10-K") disclosures relative to the matters first subject to Staff comment on August 28, 2008.

        Proposed revisions to the Company's disclosure resultant from the Staff’s comments are indicated as underlined in each of the attached exhibits.

The exhibits are as follows:
         Exhibit 1--Proposed draft disclosure of Part I, Item 1. Business--Reserves
         Exhibit 2--Proposed draft disclosure of Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Underwriting Results, American Southern
         Exhibit 3--Proposed draft disclosure of Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Underwriting Results, Bankers Fidelity
         Exhibit 4--Proposed draft accounting policy of Part II, Item 8. Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 1. Summary of Significant Accounting Policies, Premium Revenue and Cost Recognition
         Exhibit 5—Proposed quarterly financial information of Part II, Item 8. Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 18. Quarterly Financial Information (Unaudited)

        Pursuant to our telephone discussions, please remain advised that the proposed disclosure revisions remain in "draft" form, are subject to the comment and input of the Company's advisors and have not yet been approved for inclusion in the Company's 2008 Form 10-K by the Company's audit committee. As such, the proposed disclosure revisions may ultimately be further revised.

Please contact me at (404) 266-5501 in connection with any questions or comments relating to this letter or other filings by the Company. Thank you for your attention to this matter.

Sincerely,

/s/ John G. Sample, Jr.

John G. Sample, Jr.
Senior Vice President and
Chief Financial Officer

cc:	Hilton H. Howell, Jr., CEO, Atlantic American Corporation Audit Committee, Atlantic American Corporation BDO Seidman LLP